METALLA

ROYALTY & STREAMING LTD.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

406000
999.9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of March 26, 2025, should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a precious and base metals royalty and streaming company that is focused on acquiring gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's issued and outstanding common shares (the "Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

Below are key Company highlights for the year ended December 31, 2024, and subsequent period:

  For the year ended December 31, 2024, the Company received or accrued payments on 2,481 (December 31, 2023 - 3,989) attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $2,411 (December 31, 2023 - $1,867) and an average cash cost of $10 (December 31, 2023 - $6) per attributable GEO (see Non-IFRS Financial Measures);
  For the year ended December 31, 2024, the Company recognized revenue from royalty and stream interests, including fixed royalty payments, of $5.9 million (December 31, 2023 - $4.6 million), net loss of $5.5 million (December 31, 2023 - $5.8 million), and Adjusted EBITDA of $1.4 million (December 31, 2023 - $1.1 million) (see Non-IFRS Financial Measures);
  For the year ended December 31, 2024, the Company generated operating cash margin of $2,401 (December 31, 2023 - $1,861) per attributable GEO from the Wharf, Tocantinzinho, El Realito, Aranzazu, La Encantada, La Guitarra, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see Non-IFRS Financial Measures);
  On January 13, 2025, Beedie Capital ("Beedie") elected to convert C$1.5 million of the accrued and unpaid interest under the A&R Loan Facility (as defined below) at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares, which were issued on February 4, 2025. Following the conversion, Beedie owned approximately 10.3% of the Common Shares. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all Accrued Fees Amount (as defined below) and the Accrued Interest Amount (as defined below) to $Nil as of the payment date;
  On December 9, 2024, the Company announced the appointment of Chris Beer to the board of directors of the Company as an independent director;
  On September 3, 2024, G Mining Ventures Corp. ("G Mining") announced it had achieved commercial production at Tocantinzinho with the mill operating at 76% of nameplate throughput (9,817 tpd), processing a total of 304 Kt of ore at a recovery rate of 88%. G Mining expects to continue to ramp up production through H2-2024, targeting nameplate throughput of 12,890 tpd by Q1-2025. G Mining disclosed that commercial production was reached at Tocantinzinho on time and on budget;
  On July 30, 2024, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") announced the first shipments of silver and gold concentrates from La Guitarra;
Management’s Discussion and Analysis Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  On July 24, 2024, the Company announced the appointment of Jason Cho as President of the Company. Concurrently with his appointment, Mr. Cho made a C$1.0 million equity investment into the Company, for the acquisition of 250,000 Common Shares at C$4.00 per Common Share by way of private placement that closed on August 9, 2024;
  On July 15, 2024, Metalla published its inaugural Asset Handbook outlining the Company's gold, silver, and copper royalties and streams. The Asset Handbook is available on the Company's website; and
  Effective August 8, 2024, the Company adopted a minimum share ownership policy applicable to directors and officers of the Company in order to further align the financial interest of Metalla's leadership with the Company's shareholders. The policy requires, subject to various provisions, that: (i) the CEO own Common Shares with a fair market value equal to five times his annual base salary; (ii) the CFO and other officers own Common Shares with a fair market value equal to two times their annual base salary; and (iii) non-executive directors own Common Shares with a fair market value equal to two times their annual cash retainer. Directors and officers will have three years to ensure they are in compliance with the newly adopted policy.

OUTLOOK

In 2025, the Company expects to receive or accrue payments on 3,500 to 4,500 attributable GEOs(1). Primary sources of cash flows from royalties and streams for 2025 are expected to include Tocantinzinho, Wharf, Endeavor, Aranzazu, La Encantada, and La Guitarra. Achievement of this guidance will be partially dependent on the ramp up at Endeavor as the mine is currently anticipated to deliver first production in the second quarter of 2025.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 100 royalties, streams, and other interests. Six of the royalties and streams are in the production stage, forty one are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Mlbs: million pounds; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) A$: Australian Dollar.

(4) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Management’s Discussion and Analysis Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners, including any amounts related to derivative royalty assets:

	Year ended
	December 31,	December 31,
Attributable GEOs(1) during the period from:	2024	2023
Wharf	679	1,008
El Realito	275	1,066
La Encantada	171	259
Aranzazu	779	67
Tocantinzinho	424	-
La Guitarra	45	-
NLGM(2)	108	113
Higginsville(3)	-	1,476
Total attributable GEOs(1)	2,481	3,989

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(3) In prior periods the Higginsville participation royalty was accounted for as a derivative royalty asset. The Higginsville participation royalty reached the full 34,000 gold ounces threshold in the fourth quarter of 2023 and is no longer payable to Metalla.

The Company had previously guided that in 2024 it expected 2,500 to 3,500 attributable GEOs(1). In 2024, attributable GEOs were negatively impacted by mine sequencing at Wharf, drought conditions at La Encantada, and delayed production at Amalgamated Kirkland.

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Tocantinzinho(3)	G Mining	Para, Brazil	Au	0.75% GVR
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Aranzazu	Aura Minerals Inc.	Mexico	Cu-Au-Ag	1.0% NSR
La Guitarra(3)	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(1)
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(2)
New Luika	Saturn Resources	Tanzania	Au, Ag	15% Ag Stream

(1) Subject to partial buy-back and/or exemption.

(2) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

(3) During the year ended December 31, 2024, Tocantinzinho and La Guitarra were reclassified from development to producing assets.

Management’s Discussion and Analysis Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended December 31, 2024, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

Tocantinzinho

On February 20, 2025, G Mining announced an updated Reserve and Resource estimate where infill drilling and integration of grade control data led to an upward revision of the resource estimate, successfully replacing Mineral Reserves. As of year-end 2024, Proven Mineral Reserves totaled 1.06 Moz at 1.23 g/t gold, Probable Mineral Reserves totaled 0.97 Moz at 1.24 g/t gold, Measured and Indicated Resources totaled 2.19 Moz at 1.22 g/t gold (Inclusive) and Inferred Resources totaled 27 Koz at 1.12 g/t gold. G Mining also stated that in 2025 near-mine exploration of $2 million is planned to test the extension at depth and on the northwest limb of the deposit and a regional exploration budget of $9 million is planned for 2025 to test targets within a 5 km radius with the primary goal to identify additional deposits.

On January 21, 2025, G Mining announced annual gold production for 2025 is forecasted to range between 175 - 200 Koz with gold output expected to be higher in the second half of the year (56%) primarily due to higher grade ore accessibility in the mine plan.

Metalla accrued 357 GEOs from Tocantinzinho for the fourth quarter of 2024 and 424 GEOs for the 2024 fiscal year.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On February 19, 2025, Coeur Mining, Inc. (“Coeur”) reported 2024 fourth quarter production of 22.5 Koz gold and has outlined full year guidance for 2025 at Wharf of 90 – 100 Koz gold. Exploration investment during the quarter totaled $3 million focused on an expanded drill program to meaningfully extend the mine life. In 2025, Coeur has stated that expansion and infill drilling will continue to focus on the Juno and North Foley deposits with exploration investment expected to be $7-10 million.

On February 18, 2025, Coeur announced that mine optimization initiatives drove Measured and Indicated Resources for gold to more than double and Inferred Resources for gold to more than triple. At year end, Proven and Probable Reserves totaled 757 Koz at 0.81 g/t gold, Measured Resources totaled 175 Koz at 0.53 g/t gold, Indicated Resources totaled 845 Koz at 0.53 g/t gold, and Inferred Resources totaled 470 Koz at 0.56 g/t gold.

Metalla accrued 137 GEOs from Wharf for the fourth quarter of 2024 and 679 GEOs for the 2024 fiscal year.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On February 26, 2025, Aura Minerals Inc. ("Aura") announced fourth quarter 2024 production at Aranzazu totaled 23.4 K GEOs (as defined by Aura). Aura has provided 2025 production guidance to be in the range of 88,000 to 97,000 GEOs (as defined by Aura). In their year-end MD&A Aura stated that they had initiated molybdenum recovery from the Aranzazu process plant, the facility is expected to add approximately 3,000 to 3,500 GEOs (as defined by Aura) annually to production.

Management’s Discussion and Analysis Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Aura also stated in their year-end MD&A that during the fourth quarter of 2024, exploration in the Glory Hole zone at Aranzazu confirmed the continuity of the mineralized skarn in the deeper levels with significant intercepts of 1.6% copper, 0.5 g/t gold, 19 g/t silver over 23 meters and 1.08% copper, 0.19 g/t gold, 10 g/t silver over 8 meters. In addition, exploration in the Esperanza zone at Aranzazu confirmed the deep extension of the La Esperanza copper-gold skarn body where highlight intercepts include 1.04% copper, 0.47 g/t gold, 13 g/t silver over 16 meters.

Metalla accrued 186 GEOs from Aranzazu for the fourth quarter of 2024 and 779 GEOs for the 2024 fiscal year.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

La Guitarra

On January 9, 2025, Sierra Madre announced full commercial production at the La Guitarra complex commenced effective January 1, 2025. The process plant, underground mine and all aspects of the operation have been running at the current capacity of 500 tonnes per day over the past 90 days.

Metalla accrued 25 GEOs from La Guitarra for the fourth quarter of 2024 and 45 GEOs for the 2024 fiscal year.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million.

La Encantada

On February 20, 2025, First Majestic Silver Corp. ("First Majestic") reported in their year-end MD&A production of 26 oz of gold from La Encantada in the fourth quarter of 2024. Since successfully identifying a water source in the first quarter of 2024, First Majestic announced ore processing, silver grades, and silver recovery improved in the fourth quarter compared to the third quarter, with the return to normal operations following the recovery of water inventory levels. During the fourth quarter, two surface drill rigs and one underground rig completed 3,044 meters of drilling on the property and for 2025, an estimated 5,600 meters of drilling is expected to develop the Ojuelas and Milagros ore bodies for 2025 production. Other planned initiatives to increase production levels include the use of lead nitrate to increase processing recoveries, increased ore blending options, and supplementing haulage to increase mining rates.

Metalla accrued 73 GEOs from La Encantada for the fourth quarter of 2024 and 171 GEOs for the 2024 fiscal year.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Management’s Discussion and Analysis Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle Mines	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Warriedar Resources	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
CentroGold	G Mining	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Copper World Complex	Hudbay Minerals Inc.	USA	Cu-Mo-Ag	0.315% NSR(3)
COSE(11)	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR(3)
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Waterton	Canada	Ni-Co	2.0% NSR(1)
El Realito (11)	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Endeavor	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont Corporation	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin(11)	Unico Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold Corp	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold Corp	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Emperor Metals	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Timmins West Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 Koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative returns from the royalty.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

(11) During the year ended December 31, 2024, El Realito was reclassified from producing to development.

Management’s Discussion and Analysis Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended December 31, 2024, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Endeavor

On February 10, 2025, Polymetals Resources Ltd. ("Polymetals") announced a A$35 million equity capital raise to strengthen the balance sheet and plans to accelerate near-mine and regional exploration activities. With a pro forma cash position of ~$37 million and ~$26 million in undrawn debt finance facilities, Polymetals indicated that it is well positioned to transition towards first silver and zinc production in the second quarter of 2025.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Côté-Gosselin

On January 14, 2025, IAMGOLD Corporation ("IAMGOLD") announced exploration expenditures for Côté in 2025 will be approximately $18.6M and include more than 45,000 meters of drilling related to Gosselin. Diamond drilling will continue targeting resource conversion of Inferred Mineral Resources to Indicated Mineral Resources at Gosselin, testing the gap area between the Gosselin and Côté zones and testing the breccia mineralization at depth.

On February 20, 2025, IAMGOLD reported that approximately 35,000 meters of expansion and delineation drilling originally planned for the Gosselin zone for 2024, was increased mid-year for a total completed drilling program at Gosselin of 40,400 meters. The 2025 drilling plan entails the continuation of the ongoing drilling program targeting resource conversion of Inferred Mineral Resources to Indicated in the Gosselin zone, the testing of the southern and northeastern extensions, as well as testing the breccias at depth for a total of 45,000 meters planned. IAMGOLD also stated that technical studies are progressing to advance metallurgical testing, conduct mining and infrastructure studies to review options for potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Taca Taca

On February 11, 2025, First Quantum Minerals Ltd. ("First Quantum") reported in their year-end MD&A that key Environmental and Social Impact Assessment (ESIA) milestones were met at Taca Taca during the fourth quarter of 2024, including an independent evaluation by SEGEMAR (Argentinian Geological and Mining Service). The ESIA continues to be reviewed by the Secretariat of Mining of Salta Province. First Quantum also stated that it is preparing an update of the Taca Taca's NI 43-101 Technical Report, and plans to submit an application for the RIGI regime, a new incentive regime for large investments created by the Argentine government.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Management’s Discussion and Analysis Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Wasamac

On February 13, 2025, Agnico Eagle Mines Ltd. ("Agnico") reported the initial declaration at Wasamac of Proven and Probable Mineral Reserves of 1.38 Moz at 2.9 g/t gold, Indicated Resources of 667 Koz at 2.19 g/t gold (exclusive), and Inferred Resources of 312 Koz at 1.65 g/t gold. This is the first declaration of Mineral Reserves by Agnico at Wasamac since its acquisition from Yamana Gold Inc. in 2023.

Agnico reported that it plans to spend $2.3 million to drill 10,000 meters at Wasamac in 2025 and an additional $6.8 million is expected to be spent in 2025 for further technical evaluation to assess various scenarios regarding optimal mining rates and milling strategies.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Copper World

On January 2, 2025, Hudbay Minerals Inc. ("Hudbay") announced the receipt of the air quality permit for the Copper World project from the Arizona Department of Environmental Quality. The permit was the final major permit required for the development and operation and Hudbay stated that the definitive feasibility study is on track with completion of the study expected in the first half of 2026. Hudbay also announced it intends to commence a minority joint venture partner process early 2025 and potentially sanction Copper World in 2026.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Amalgamated Kirkland and North AK

On February 13, 2025, Agnico announced that Amalgamated Kirkland ("AK") ores will be processed at the LZ5 mill at LaRonde beginning in the fourth quarter of 2025. Production from the AK deposit is forecast to be approximately 10 Koz gold in 2025, and 50 - 60 Koz gold in 2026 and in 2027.

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

CentroGold

On February 20, 2025, G Mining announced an updated Mineral Resource at CentroGold showing Indicated Resources of 1.83 Moz at 1.31 g/t gold and Inferred Resources of 770 Koz at 1.29 g/t gold. The resource estimate is comprised of three deposits, Blanket, Contact and Chega Tudo. G Mining noted that although Blanket and Contact are spatially close, only a few drill holes tested the continuity of grade between the two deposits, representing an opportunity for growth in Mineral Resources in the future. A budget of $2-4 million has been allocated to CentroGold in 2025.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on the CentroGold project.

Fosterville

On February 13, 2025, Agnico reported that Fosterville produced 37.1 Koz of gold in the fourth quarter of 2024. Agnico continues to focus on productivity gains and cost control at the mine and the mill to maximize throughput as gold grades continue to decline with the depletion of the Swan zone. During the year, Fosterville added 543 Koz in the Inferred Resource category mainly from successful drilling at Lower Phoenix and Robbins Hill. A total of 44,500 meters of drilling is expected by Agnico during 2025, focused on the extension of Mineral Reserves and Mineral Resources at Lower Phoenix and Robbins Hill. Agnico has announced that an additional 39,800 meters of drilling will target new geological targets on the land package.

Management’s Discussion and Analysis Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 2.5% GVR royalty on the northern and southern extensions of the Fosterville mining license and other areas in the land package.

Castle Mountain

On March 14, 2025, Equinox Gold Corp. ("Equinox") reported in its 2024 year-end MD&A that it is continuing to advance engineering and permitting for the Castle Mountain Phase 2 expansion. Equinox reiterated its expectation that the lead agencies will publish a notice of intent in 2025, which would commence the formal permitting review process. Furthermore, a memorandum of understanding ("MOU") has been approved among the project lead agencies to prepare the joint Environmental Impact Statement/Environmental Impact Report ("EIS/ESR"). The MOU is expected to be signed the first half of 2025 and once signed the EIS/EIR stage of formal environmental analysis is expected to occur throughout 2025 and 2026.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

El Realito

On February 13, 2025, Agnico reported that residual leeching activities at La India have been completed and pre-closure activities are ongoing. Metalla accrued 2 GEOs from El Realito for the fourth quarter of 2024 and 275 GEOs for the 2024 fiscal year.

The Company has reclassified the royalty to the development stage effective December 31, 2024, as management does not expect any further production from El Realito without further exploration on the underground potential at the property. The NSR royalty's has a book value of $Nil as at December 31, 2024.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Management’s Discussion and Analysis Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest in a large portfolio of properties that are in the exploration stage including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Black Ridge (Carlin East)	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris/Pucara	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	Canadian Gold Miner	Canada	Au	1.0% NSR(2)
Fenn Gibb South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Warriedar Resources	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Gold Discov.	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Orla Mining	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Janice Lake	Forum Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Copper Standard	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Orecap Invest Corp.	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources Inc.	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Not Applicable	Chile	Au	1.5% NSR
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Ronda	PTX Metals	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Resources	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management’s Discussion and Analysis Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended December 31, 2024, and subsequent period to certain exploration stage assets, based on information publicly filed by the applicable project owner:

Tower Mountain

On January 7, 2025, Thunder Gold Corp. announced the results of the drill program on the P-Target at Tower Mountain. Highlight intercepts include 1.93 g/t gold over 54.2 meters including 3.64 g/t gold over 10.5 meters and 1.77 g/t gold over 25.5 meters including 3.55 g/t gold over 7.6 meters.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Saturday Night

On February 28, 2025, Transition Metals Corp. reported that drilling confirmed a significant Ni-Cu-PGM mineralized interval near the base of a larger midcontinent rift-style instruction with a highlight intercept of 1.04 g/t PGEs (gold, platinum and palladium) with 0.19% copper over 14 meters.

Metalla holds a 1.0% NSR royalty on Saturday Night.

Black Ridge

On December 18, 2024, Ridgeline Minerals reported that Nevada Gold Mines proposed a 2024 exploration budget of $200K to fund the next phase of field mapping and geochemical surveys to support a maiden drill program in 2025.

Metalla holds a 0.5% NSR royalty on Black Ridge.

Dundonald

On October 3, 2024, Class 1 Nickel and Technologies Ltd. reported an updated mineral resource estimate for the Dundonald South Nickel deposit. Total Indicated Resources were 31.6 Mlbs at 0.52% nickel and 1.06 Mlbs at 0.02% copper and Inferred Resources were 37.6 Mlbs at 0.43% nickel and 1.27 Mlbs at 0.01% copper.

Metalla holds a 1.25% NSR royalty at Dundonald.

Management’s Discussion and Analysis Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to December 31, 2024:

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2024	2024	2024	2024
Revenue from royalty and stream interests	$2,130	$1,622	$875	$1,255
Net loss	1,084	1,169	1,491	1,732
Loss per share - basic and diluted	0.01	0.01	0.02	0.02
Weighted average shares outstanding – basic	91,850,425	91,641,647	91,486,913	91,028,583

	Three months ended
	December 31,	September 30,	June 30,	March 31,
	2023	2023	2023	2023
Revenue from royalty and stream interests	$1,296	$1,359	$959	$981
Net loss	1,867	2,127	487	1,356
Loss per share - basic and diluted	0.03	0.04	0.01	0.03
Weighted average shares outstanding – basic	65,271,084	52,839,197	52,224,188	50,514,392

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended December 31, 2024, revenue increased primarily due to the increase in revenue from Tocantinzinho as it ramped up to full production in the period.
  For the three months ended September 30, 2024, revenue increased, and net loss decreased primarily due to the start of payments from both Tocantinzinho and La Guitarra.
  For the three months ended June 30, 2024, revenue decreased due to lower amounts compared to prior periods from Wharf and El Realito, the net loss decreased due to lower general and administrative expenses, and higher mark-to-market gains on loan liabilities compared to the prior period, offset partially by lower gross profit compared to the prior period.
  For the three months ended March 31, 2024, and December 31, 2023, revenue and net loss remained roughly consistent with the prior period as the primary sources of revenue remained unchanged.
  For the three months ended September 30, 2023, revenue increased compared to the prior period due to higher GEOs delivered from El Realito and La Encantada. Net loss was higher than the previous period as the prior quarter had a gain on sale of mineral claims, offset by higher revenue in the current period.
  For the three months ended June 30, 2023, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was lower than previous periods due to the gain on sale of mineral claims, offset by an impairment charge on the Del Carmen royalty.
  For the three months ended March 31, 2023, revenue increased with the start of payments from La Encantada, and a ramp up at El Realito. Net loss was lower than the previous periods primarily due to no impairment charges during the period.
Management’s Discussion and Analysis Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

RESULTS OF OPERATIONS

Three Months Ended December 31, 2024

The Company's net loss totaled $1.1 million for the three months ended December 31, 2024 ("Q4 2024"), compared with a net loss of $1.9 million for the three months ended December 31, 2023 ("Q4 2023").

Significant items impacting the change in net loss included the following:

  an increase in revenue from $1.3 million in Q4 2023 to $2.1 million in Q4 2024, primarily due to increases in revenue earned in the current period from Aranzazu, Tocantinzinho, and La Guitarra offset by the decrease in revenue from El Realito as that royalty winds down;
  an increase in share-based payments from $0.3 million in Q4 2023 to $0.7 million in Q4 2024, driven primarily by higher fair values for share-based payments granted in prior periods which are being expensed to the statement of income;
  an increase in interest expenses from $0.4 million in Q4 2023 to $0.5 million in Q4 2024, due to higher loan balances in the current period; and
  an increase in foreign exchange gain/loss from a loss of $0.3 million in Q4 2023 to a gain of $0.5 million in Q4 2024 primarily related to a foreign exchange gains in the current period on the Company's Canadian Dollar debt as a result of the strengthening of the U.S. dollar.

Year Ended December 31, 2024

The Company's net loss totaled $5.5 million for the year ended December 31, 2024 ("2024 YTD"), compared with a net loss of $5.8 million for the year ended December 31, 2023 ("2023 YTD").

Significant items impacting the change in net loss included the following:

  an increase in revenue from $4.6 million in 2023 YTD to $5.9 million in 2024 YTD, primarily due to revenue earned in the current period from Aranzazu, Tocantinzinho, and La Guitarra, partially offset by a decrease in revenue from El Realito as production on that property winds down;
  a decrease in royalty interest impairment from $2.4 million in 2023 YTD to $Nil in 2024 YTD as the Company did not record any impairments in the current period;
  a decrease in mark-to-market gains on derivative royalty assets from $0.7 million in 2023 YTD to $Nil in 2024 YTD, as the Company did not have any derivative royalty assets in the current period;
  an increase in interest expenses from $1.2 million in 2023 YTD to $2.0 million in 2024 YTD, due to higher loan balances in the current period;
  a decrease in loss on modification of loan payable from $1.7 million in 2023 YTD to $Nil in 2024 YTD as the Company recorded charges of $1.7 million in Q4 2023 YTD related to the modification of its loan facility;
  a decrease in gain on sales of mineral claims from $5.1 million in 2023 YTD to $Nil in 2024 YTD as the Company recorded a one-time gain of $5.1 million in 2023 YTD related to the sale of mineral claims;
  an increase in foreign exchange gain (loss) from a loss of $0.6 million in 2023 YTD to a gain of $0.6 million in 2024 YTD, primarily related to the foreign exchange gains on the Company's C$ denominated loan facility during the current period; and
  a decrease in current income taxes from $1.2 million in Q4 2023 YTD to $0.1 million in 2024 YTD, primarily related to taxes incurred in 2023 YTD related to the sale of mineral claims.
Management’s Discussion and Analysis Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

SELECTED ANNUAL INFORMATION

The following table provides selected financial information for the three most recently completed financial years up to December 31, 2024:

	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
Revenue from royalty and stream interests	$5,882	$4,595	$2,413
Total attributable GEOs(1)	2,481	3,989	2,681
Net cash provided by (used in) operating activities	$(2,573)	$518	$(35)
Net loss	$(5,476)	$(5,837)	$(10,928)
Loss per share - basic and diluted	$(0.06)	$(0.11)	$(0.24)
Total assets	$268,677	$276,031	$130,889
Total liabilities	$(16,650)	$(23,144)	$(12,328)
Dividends declared per share (C$/share)	$-	$0.03	$-

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company's cash balance as at December 31, 2024, was $9.7 million (December 31, 2023 - $14.1 million) and its adjusted working capital was $11.8 million (December 31, 2023 - $10.7 million) (see Non-IFRS Financial Measures). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for at least the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Wharf, Aranzazu, La Encantada, Tocantinzinho, La Guitarra, and Endeavor royalties and streams, drawdowns under the Beedie Loan Facility, and public and/or private placements. The Company may also enter into new debt agreements, or sell non-core assets.

During the year ended December 31, 2024, cash decreased by $4.4 million. The decrease was due to cash used in operating activities of $2.6 million, cash used in investing activities of $2.0 million, and cash provided by financing activities of $0.5 million. Exchange rate changes had an impact on cash of $0.3 million.

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") with Beedie to fund acquisitions of new royalties and streams which has subsequently been amended from time to time. The Loan Facility bears interest on amounts advanced and a standby fee on funds available. Funds advanced are convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest). The Loan Facility is secured by certain assets of the Company and each advance can be fully repaid at any time after the 12-month anniversary of the advance.

In August 2022, the Company and Beedie closed a first supplemental loan agreement to amend the Loan Facility by, among other things, extending the maturity date from April 22, 2023, to January 22, 2024, amending the standby fee on funds available to 1.5%, and increasing the facility from C$12.0 million to C$20.0 million. As part of the amendment all future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume-Weighted Average Price ("VWAP") of the Company's shares on the earlier of the announcement of such advance and the funding date of such advance. In May 2023, the Company and Beedie closed a second supplemental loan agreement to amend the Loan Facility by, among other things, extending the maturity date to May 10, 2027, increasing the facility from C$20.0 million to C$25.0 million, and increasing the interest rate from 8.0% to 10.0% per annum.

Management’s Discussion and Analysis Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible Loan Facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to among other things, increase the  A&R Loan Facility from C$25.0 million to C$50.0 million, amend the conversion price of the principal amount outstanding of C$16.4 million (the "Principal Amount") to a conversion price of C$6.00 per share, amend the conversion price of any accrued and unpaid interest (the "Accrued Interest Amount") to a conversion price equal to the market price of the shares of Metalla at the time of conversion, and have any accrued and unpaid fees (the "Accrued Fees Amount") to not be convertible into Common Shares. The A&R Loan Facility also established an 18-month period during which the interest of 10.0% per annum compounded monthly will be added to Accrued Interest Amount, and on June 1, 2025, will revert to a cash interest payment of 10.0% on a monthly basis, and updated the existing security arrangements to include security provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility, along with updated security arrangements at Metalla to reflect developments in our business.

On February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

On January 13, 2025, Beedie elected to convert C$1.5 million of the Accrued Interest Amount at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares, which were issued on February 4, 2025. Following the conversion Beedie owned approximately 10.3% of the Common Shares. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce the Accrued Fees Amount and the Accrued Interest Amount to $Nil as of the payment date.

As at January 31, 2025, taking into account the conversion and payment discussed above, the Company had C$16.4 million outstanding from the Principal Amount with a conversion price of C$6.00 per share, and had C$30.9 million available under the A&R Loan Facility with the conversion price to be determined on the date of any future advances.

Cash Flows from Operating Activities

During the year ended December 31, 2024, cash used in operating activities was $2.6 million and was primarily the result of the payment during 2024 of liabilities that were associated with the acquisition of Nova and were recorded as payables on December 31, 2023. The cash used in operating activities was impacted by a net loss of $5.5 million, partially offset by $6.2 million for items not affecting cash, payments received from derivative royalty assets related to the fourth quarter of 2023 of $0.8 million, income taxes paid of $0.4 million and a $3.7 million decrease in non-cash working capital items. During the year ended December 31, 2023, cash provided by operating activities was $0.5 million and was primarily the result of a net loss of $5.8 million, partially offset by $5.2 million for items not affecting cash, payments received from derivative royalty assets of $2.7 million, taxes paid of $0.8 million, and a $0.8 million decrease in non-cash working capital items.

Cash Flows from Investing Activities

During the year ended December 31, 2024, cash used in the Company's investing activities was $2.0 million and was primarily related to payments related to the acquisition of royalties and streams. During the year ended December 31, 2023, cash used in the Company's investing activities was $3.6 million and was primarily related to acquisition of royalties and streams of $8.8 million, offset by the sale of mineral claims of $5.0 million.

Management’s Discussion and Analysis Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Cash Flows from Financing Activities

During the year ended December 31, 2024, cash provided by the Company's financing activities was $0.5 million, and was primarily related to proceeds of $0.7 million for a private placement, proceeds from the exercise of stock option of $0.2 million, partially offset by interest and finance charges paid of $0.4 million. During the year ended December 31, 2023, cash provided by the Company's financing activities was $12.8 million, which was primarily comprised of $11.1 million from an equity placement by Beedie into Metalla, $4.1 million in net proceeds from the At-The-Market equity programs, $0.4 million from the exercise of stock options, partially offset by $1.2 million in dividend payments, and $1.7 million in finance charges and interest payments.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  92,494,776 Common Shares issued and outstanding;
  3,454,457 stock options outstanding with a weighted average exercise price of C$6.23; and
  1,417,198 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Use of Proceeds from Prior Financings

During the year ended December 31, 2024, the Company raised $0.7 million in net proceeds through a private placement, to a newly hired executive, for general working capital purposes. During the year ended December 31, 2023, the Company raised $4.1 million in net proceeds through At-The-Market equity programs to finance the purchase of streams and royalties and for general working capital purposes. The Company also raised $11.1 million through a private placement completed on October 23, 2023, for the acquisition of royalties and streams, Nova transaction expenses, and general and administrative expenses of the combined company following completion of the Nova transaction. To date, there has been no variance to the use of proceeds previously announced for those financing activities.

Requirement for Additional Financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the A&R Loan Facility. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

Management’s Discussion and Analysis Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, Jason Cho, the President, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, Chris Beer and previously included Douglas Silver (res. effective May 17, 2023), and E.B. Tucker (ret. effective December 5, 2023) in their capacity as directors of the Company.

The aggregate value of transactions relating to key management were as follows:

	Year ended
	December 31,	December 31,
	2024	2023
Salaries and fees	$1,713	$1,718
Share-based payments	2,042	1,560
Total related party expenses	$3,755	$3,278

As at December 31, 2024, the Company had $0.6 million due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at December 31, 2024, the Company had $Nil due from directors and management.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

Management’s Discussion and Analysis Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMMITMENTS

Contractual Commitments

As at December 31, 2024, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$1,188	$-	$-	$1,188
Loans payable principal and interest payments(1)	1,157	16,611	-	17,768
Payments related to acquisition of royalties and streams(2)	-	2,500	-	2,500
Total commitments	$2,345	$19,111	$-	$21,456

(1) Payments required to be made on the A&R Loan Facility based on the closing balance as at December 31, 2024, and assuming no conversion until maturity date.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of December 31, 2024.

As at December 31, 2024, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the CentroGold project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and Common Shares upon achievement of various production milestones; and
  The Company is obligated to make additional potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assign makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assign enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assign sells the Vizcachitas project or  Los Andes Copper to an arms' length third party.
Management’s Discussion and Analysis Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	December 31,	December 31,
	2024	2023
Financial assets
Amortized cost:
Cash and cash equivalents	$9,717	$14,107
Royalty, derivative royalty, and stream receivables	2,253	2,482
Other receivables	263	329
Fair value through profit or loss:
Marketable securities	305	295
Total financial assets	$12,538	$17,213

Financial liabilities
Amortized cost:
Trade and other payables	$1,188	$5,394
Loans payable	12,625	13,725
Acquisition payable	2,233	2,928
Fair value through profit or loss:
Derivative loan liabilities	68	561
Total financial liabilities	$16,114	$22,608

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash, accounts receivables (royalty, derivative royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy.

Management’s Discussion and Analysis Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liabilities are carried at fair value, and were valued using a Black-Scholes option pricing model and a swaption model with inputs that are not observable (See Note 6 of the Company's consolidated financial statements for the year ended December 31, 2024). Therefore, the derivative loan liabilities were classified within Level 3 of the fair value hierarchy.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 4 and Note 6 of the Company's consolidated financial statements for the year ended December 31, 2024. All current liabilities with the exception of the A&R Loan Facility are settled within one year, the A&R Loan Facility has been disclosed as a current liability upon the adoption of IAS 1, however any settlement of the liability within the next twelve months would be upon conversion into Common Shares and is not expected to be settled in cash.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2024, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $0.1 million.

Management’s Discussion and Analysis Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, (e) Adjusted EBITDA, and (f) adjusted working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average Cash Cost Per Attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Year ended
	December 31,	December 31,
	2024	2023
Cost of sales for NLGM(1)	$26	$22
Total cash cost of sales	26	22
Total attributable GEOs	2,481	3,989
Average cash cost per attributable GEO	$10	$6

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average Realized Price and Operating Cash Margin Per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's average realized price per attributable GEO was:

	Year ended
	December 31,	December 31,
	2024	2023
Royalty revenue (excluding fixed royalty payments)	$5,725	$4,360
Payments from derivative assets(3)	-	2,866
Revenue from NLGM(1)	257	220
Sales from stream and royalty interests	5,982	7,446
Total attributable GEOs sold	2,481	3,989
Average realized price per attributable GEO	$2,411	$1,867

Operating cash margin per attributable GEO(2)	$2,401	$1,861

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

(3) In prior periods the Higginsville PP royalty was accounted for as a derivative royalty asset, as such any payments received under this royalty were treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company was paid for the ounces sold similar to the Company's other royalty interests, therefore the results were previously included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. The Higginsville participation royalty reached the full 34,000 gold ounces threshold in the fourth quarter of 2023 and is no longer payable to Metalla.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's Adjusted EBITDA was:

	Year ended
	December 31,	December 31,
	2024	2023
Net loss	$(5,476)	$(5,837)
Adjusted for:
Royalty interest impairment	-	2,355
Gain on sales of mineral claims	-	(5,093)
Interest expense	1,977	1,170
Finance charges	339	206
Loss on modification of loan payable	-	1,658
Income tax provision	52	1,361
Depletion	2,509	2,389
Foreign exchange loss (gain)	(612)	610
Share-based payments (1)	2,632	2,255
Adjusted EBITDA	$1,421	$1,074

(1) Includes stock options and restricted share units.

Management’s Discussion and Analysis Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Adjusted Working Capital

Adjusted working capital is calculated by taking the Company's current assets less its current liabilities, excluding the convertible loan facility. The Company presents working capital, adjusted for the convertible loan facility, as the classification of the convertible loan facility as a current liability is driven by changes in classification requirements under IFRS and not because the Company expects that liability to be settled in cash within the next twelve months. The Company believes that the exclusion of the convertible loan facility from adjusted working capital gives a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies.

The Company's adjusted working capital was:

	As at
	December 31,	December 31,
	2024	2023
Total current assets	$12,956	$17,652
Less:
Total current liabilities	(13,881)	(20,580)
Working capital	(925)	(2,928)
Adjusted for:
Convertible loan facility	12,693	13,588
Adjusted working capital	$11,768	$10,660

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2024.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at December 31, 2024. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at December 31, 2024, the Company's disclosure controls and procedures were effective.

Management’s Discussion and Analysis Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Internal Control Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by COSO. Based on this assessment, management has concluded that, as of December 31, 2024, the Company's internal control over financial reporting is effective and no material weaknesses were identified.

Changes in ICFR

There has been no change in our internal control over financial reporting during the year ended December 31, 2024, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion and Analysis Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

RISK FACTORS

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company’s Annual Information Form dated March 26, 2025, which is available on www.sedarplus.ca.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, information on or access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Management’s Discussion and Analysis Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the A&R Loan Facility;
  the effective interest rate of drawdowns under the A&R Loan Facility and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the A&R Loan Facility;
  the amount that Metalla has to pay under the A&R Loan Facility and the applicable exchange rate;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the Company undertaking any offering of securities under its base shelf prospectus and corresponding registration statement;
  the near-mine exploration program planned for 2025 at Tocantinzinho, its costs and purpose;
  the regional exploration budget for 2025 at Tocantinzinho, its purpose and goals;
  the expected annual gold production for 2025 at Tocantinzinho;
  the resumption of normal course operations at Wharf;
  the expected 2025 production guidance at Wharf;
  the expansion and infill drilling in 2025 at Wharf, its focus and investment;
  the expected 2025 production guidance at Aranzazu;
  the GEOs that Aranzazu processing plan is expected to add;
  the resolution of water availability at La Guitarra;
  the expected drilling at La Encantada in 2025;
  the planned initiatives at La Encantada to increase production levels;
  the completion of Polymetals' announced equity capital raise;
  the commencement of production and first cash flows at Endeavor and the anticipated timing thereof;
  the exploration expenditures for Côté in 2025;
  the target of diamond drilling at Côté;
  the 2025 drilling plans at Gosselin;
  the technical studies regarding the potential inclusion of the Gosselin deposit into a future Côté Gold LOM plan;
  the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province;
  the update to Taca Taca's NI 43-101 Technical Report;
  the plans to submit an application for the RIGI regime;
  the expected expenditures by Agnico at Wasamac in 2025;
  the completion of a definitive feasibility study for Copper World and the timing thereof;
  Hudbay's process to identify a minority joint venture partner for Copper World; and the timing thereof;
  the sanctioning of Copper World and the timing thereof;
  the processing of AK ores at the LZ5 mil at La Ronde and the timing thereof;
Management’s Discussion and Analysis Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  the expected production at AK in 2025, 2026 and 2027;
  the budget allocated to CentroGold in 2025;
  the expected drilling in Fosterville, its goals, targets and the timing thereof;
  the advancement of engineering and permitting for the Castle Mountain Phase 2 expansion;
  the receipt of a notice of intent in connection with the mine permitting for Castle Mountain, the commencement of the formal permitting review and the anticipated timing thereof;
  the execution of the MOU, the EIS/EIR stage and the timing thereof;
  the pre-closure activities at El Realito;
  the maiden drill program in Black Ridge, the budget and the timing thereof;
  that the interest in the A&R Loan Facility will revert to a cash interest payment and the timing thereof;
  the amount and timing of the attributable GEOs expected by the Company in 2025;
  the availability of cash flows from the Wharf, Aranzazu, Tocantinzinho, La Guitarra, Endeavor, and La Encantada royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some royalty and stream interests are subject to rights of other interest-holders;
Management’s Discussion and Analysis Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  that Metalla's royalties and streams may have unknown defects;
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions;
  risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine;
  risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition among mineral royalty companies and other participants in the global mining industry;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to potential conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations;
  that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves;
  that operators' mining operations are subject to risks that may not be insured against;
  risks related to land title;
  risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the A&R Loan Facility;
Management’s Discussion and Analysis Page 30

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR YEAR ENDED DECEMBER 31, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis Page 31